UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2023.

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]   Form 40-F  [   ]

MATERIAL FACT

Enel Chile S.A.

Santiago, October 24, 2023

Gen. Mgmt. No.10/2023

Mrs.

Solange Bernstein Jáuregui

Chair

Financial Market Commission

1449 Libertador Bernardo O’Higgins Ave.

Santiago, Chile

Ref.:       Communicates Material Fact

Dear Madam:

Pursuant to the provisions of Article 9 and the second paragraph of Article 10 of Law No. 18,045 of the Securities Market Law and General Rule No. 30 of the Financial Market Commission ("CMF" in its Spanish acronym), duly authorized and on behalf of Enel Chile S.A. ("Enel Chile"), I hereby inform the following:

On July 12, 2023, as communicated through a Material Fact, Enel Chile entered into a contract called "Stock Purchase Agreement" through which Enel Chile agreed to sell to Sonnedix Chile Arcadia SpA and Sonnedix Chile Arcadia Generación SpA, all of its shares issued by its subsidiary Arcadia Generación Solar S.A. (the "Sale and Purchase transaction"), equivalent to 99.99% of the latter.

The closing of the Purchase and Sale transaction and the consequent transfer of the shares of Arcadia Generación Solar S.A. was subject to the fulfillment of certain usual conditions for this type of transaction, including among others, the approval of the National Economic Prosecutor's Office in accordance with the provisions of D.L. 211 of 1973, which was obtained on October 5, 2023 in pure and simple form, i.e., exempt from all conditions.

Considering that the remaining conditions precedent to which the Purchase and Sale transaction was subject have also been fulfilled and that the period foreseen for its closing has elapsed, this transaction became effective today. As a consequence of the aforementioned, today, Enel Chile received the purchase price of USD 556 million for the 99.99% of the capital of Arcadia Generación Solar S.A.

By virtue of the Purchase and Sale transaction being final and its main obligations being fulfilled, a change of control of Arcadia Generación Solar S.A. is verified today, so that it ceases to be a subsidiary of Enel Chile S.A. The execution of the Purchase and Sale transaction has a positive effect on Enel Chile's consolidated net income of USD 160 million approximately in 2023.

Sincerely yours,

Fabrizio Barderi

Chief Executive Officer

Enel Chile S.A.

c.c.: Banco Central de Chile (Central Bank of Chile)

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

Banco Santander - Representantes Tenedores de Bonos (Bondholders Representative)

Depósito Central de Valores (Central Securities Depositary)

Comisión Clasificadora de Riesgos (Risk Rating Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Fabrizio Barderi
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Title: Chief Executive Officer

Date: October 24, 2023